Exhibit 99.3
InvestorLink
Business Outlook
•	For fiscal 2008, under US GAAP, revenue is expected to be between US$ 2,119.2 mn and US$ 2,122.1 mn, implying a growth rate of 45.0 % to 45.2 % over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be US$ 1.27, implying a growth rate of 39.6 % over fiscal 2007.

•	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 29.0 % and 29.2%. EPS for the full year is expected to be Rs. 25.50, implying a growth rate of 18.90%.

•	For Q4 FY 2008, under US GAAP, revenue is expected to be between US$ 594.4 mn and US$ 597.3 mn, implying a growth rate of 5.6 % to 6.1%. Basic earning per ADS for the quarter is expected to be US$ 0.36.

•	For Q4 FY 2008, under Indian GAAP consolidated, corresponding revenue growth rate is expected to be between 5.3 % and 5.8%; EPS for the quarter is expected to be Rs. 7.23.
Consolidated Indian GAAP Highlights
•	Revenue was Rs. 2,195.56 crore; a YoY increase of 32.2% and a sequential increase of 8.1%.

•	Volume growth for the quarter was 9.4%.

•	Net Profit after Tax was Rs. 433.63 crore; a YoY increase of 28.6% and a sequential increase of 6.0%.

•	EPS was Rs. 6.48; a YoY increase of 26.1% and a sequential increase of 5.9%.

•	EBITDA margin for the quarter was 21.46%.
US GAAP Highlights
•	Revenue was US$ 562.9 million; up 49.9% YoY and 10.5% sequentially.

•	Net Income was $109.7 million; YoY increase of 54.3% and a sequential increase of 7.7%.

•	Basic earnings per ADS for the quarter was US$0.33; increase of 50% YoY and up 6.5% sequentially.

•	Operating margin (EBIT) was 19.04%.
Other Highlights
•	The company ended the quarter with 44,847 associates, an addition of 3,424 associates including 2,128 trainees. Total employees including subsidiaries and joint ventures, is 49,199.

•	Attrition on a trailing twelve months fell to 13.1 % from 13.9 % in Q2.

•	32 customers added including 8 Fortune 500 companies.
“We enjoyed a strong third quarter. Several key strategies to enhance our portfolio of services and solidify our position as a leading provider of business transformation services are bearing fruit.”
– Ramalinga Raju, Founder & Chairman
“The highlight of this quarter has been the continued improvement in all operating parameters, which helped us post better-than-guided performance. Increased productivity, resulting from higher utilisation, increased billing rates and offshore shift, led to 164 bps improvements in margin.”
– V. Srinivas, CFO
Q3 Table of Contents

Chairman’s Message	2
Indian GAAP Consolidated P&L	3
Indian GAAP Consolidated Balance Sheet	4
Indian GAAP Standalone P&L	5
Indian GAAP Standalone Balance Sheet	6
Financial Highlights — US GAAP	7
Subsidiaries and Joint Ventures	8
Satyam BPO Limited	8

Business Outlook	8
Awards & Recognition	9
Business Highlights	10
Operational Parameters for Q3, Fiscal 2008	11

Chairman’s Message
Dear Investor,
I am pleased to report that Satyam had a strong third quarter, and reported significantly better-than-expected revenue in key regions, verticals, and services.
From a numbers standpoint, Satyam recorded a sequential revenue growth of 10.5 percent, and 50 percent on a year-over-year basis, in US dollars during Q3—our third consecutive quarter of double-digit growth. As such, we are increasing our Fiscal Year 2008 revenue guidance to US$ 2.1 billion, from US$ 2.08 billion—or from 42 percent growth over Fiscal Year 2007 to 45.2 percent.
Profit also exceeded expectations. Net income for the quarter was US$ 109.7 million, a sequential growth of 7.7 percent and an increase of 54.3 percent, year-over-year. Earning per ADS for the quarter was 33 cents, a year-over-year growth of 50 percent. Consequently, we are revising our earning per ADS guidance for Fiscal Year 2008 upwards, to US$ 1.27, which translates to a growth rate of 39.6 percent.
Expressed in rupees, growth was 8.1 percent, and EPS for Q3 was Rs. 6.48. We mitigated currency appreciation through judicious rate increases—2.4 percent for onsite work and 2.3 percent for offshore projects. These were our most significant increases ever. Additionally, we raised the percentage of our offshore work from 50.4 to 52.1, which enhanced operating margin. The volume of work Satyam performed for clients also jumped 9.4 percent.
Strong demand continued in all of our established verticals, while nascent industry practices grew much faster. The Retail, Transport, and Logistics Practice, for instance, grew by 35 percent. The market for our Consulting and Enterprise Business Solutions also remained strong in Q3. As a result, this Practice grew by 10.65 percent.
In line with that trend, and the market’s demand for transformational services, we have entered into a definitive agreement to acquire Bridge Strategy Group, an elite management consulting organization based in Chicago. Satyam will pay US$ 35 million for the firm, which features 36 management consultants and generates US$ 17 million in annual revenue. The acquisition strengthens our strategic capabilities, and will enable Satyam to provide end-to-end industry, process, and management consulting solutions to clients all over the world.
In Q3, Satyam launched a comprehensive Sports Practice to accommodate the increasing service requirements of professional sports associations and federations. We also partnered with FIFA, and became the official IT services provider of the World Cup—the largest sporting event in the world. Furthermore, we introduced several new offerings, including an award-winning anti-money laundering solution and an innovative Software-as-a-Service approach to serve small and medium-sized enterprises’ business transformation needs.
Satyam added 32 new clients, eight of which are Fortune 500 companies. Meanwhile, our list of customers with an annual run rate of US$ 1 million rose again, from 213 to 220 in Q3; those with a US$ 10 million run rate grew from 40 to 49. These trends reflect our ability to increase engagements with existing clients.

Satyam hired 3,424 associates in Q3. Moreover, attrition decreased for the sixth quarter in a row—to 13.1 percent, one of the lowest in the industry. These numbers are indicative of Satyam’s commitment to professional development, what we call “growing leaders.”
Our Q3 numbers reinforce Satyam’s ability to thrive in a dynamic, fast-moving global environment. They also show that in the third quarter, we continued to expand our capabilities and market presence in key areas, and to transform the way our customers do business.
In addition, interactions with our customers have been positive, and indicative of continued growth. However, we are monitoring several market factors, including the economic environment in the US, which could have a bearing on our customers’ spending. We are confident that the coming weeks will provide more clarity about the future.
Before I conclude, an important imminent news item bears mentioning. This week, Satyam will list its existing ADSs on NYSE Euronext, making it the first company to list its shares on the NYSE, Euronext, and India’s National Stock Exchange and Bombay Stock Exchange. The scheduled listing will make investing in Satyam easier, enable extended trading, and enhance the organization’s visibility in Europe.
B. Ramalinga Raju

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data
			Growth over		Growth over
			December		September 2007
	December		2007 Quarter	September	Quarter
	2007	2006	(%)	2007	%

Income
Services
- Exports	2,128.16	1,585.20	34.25	1,965.19	8.29
- Domestic	67.40	75.92	(11.22)	66.53	1.31
Total Services Income	2,195.56	1,661.12	32.17	2,031.72	8.06
Expenditure
Personnel Expenses	1,380.64	967.35	42.72	1,302.75	5.98
Cost of Software and Hardware sold	0.68	0.74	(8.11)	0.68	0.00
Operating and Administration Expenses	343.05	283.04	21.20	325.59	5.36
	1,724.37	1,251.13	37.83	1,629.02	5.85
Operating Profit (EBITDA)	471.19	409.99	14.93	402.70	17.01
EBITDA margin	21.46%	24.68%		19.82%
Financial Expenses	8.12	3.23	151.39	4.10	98.05
Depreciation	42.31	39.37	7.47	39.06	8.32
Operating profit after interest, Depreciation & Miscellaneous Expenses	420.76	367.39	14.53	359.54	17.03
Other Income	70.49	10.17	593.12	110.45	(36.18)
Profit Before Tax	491.25	377.56	30.11	469.99	4.52
Provision for Taxation	57.62	40.33	42.87	60.90	(5.39)
Profit After Taxation	433.63	337.23	28.59	409.09	6.00
Earnings Per Share — ( Rs. per equity share of Rs. 2 each)
Basic	6.48	5.14	26.07	6.12	5.88
Diluted	6.33	5.00	26.60	5.97	6.03
No. of shares used in computing Earnings Per Share
Basic	669,099,628	655,652,120		668,193,383
Diluted	684,745,354	674,960,157		684,809,807
Q3: Performance Against Guidance

	Parameters	Projected	Actuals

Indian GAAP	Income from Software Services (Rs. Crore)	2,104.5 to 2,114.5	2195.56
	EPS (Rs)	6.18 to 6.21	6.48
US GAAP	Income from Software Services (USD Million)	538.0 to 540.6	562.9
	Basic EPADS (USD)	0.31	0.33

Indian GAAP Consolidated

Balance Sheet as at

In Rs. crore
	December 31		March 31
	2007	2006	2007
Sources of Funds

Shareholders’ Funds
(a) Share Capital	133.91	222.43	178.94
(b) Share Application Money, Pending Allotment	3.13	2.38	7.85
(c) Reserves and Surplus	6803.58	5142.83	5565.81

	6940.62	5367.64	5752.6
Loan Funds
(a) Secured Loans	191.37	128.02	147.88

	7131.99	5495.66	5900.48

Application of Funds
Fixed Assets
(a) Gross Block	1906.89	1475.21	1505.44
(b) Less: Depreciation	1098.96	949.84	984.79

(c) Net Block	807.93	525.37	520.65
(d) Capital Work in Progress	376.76	244.52	301.69

	1184.69	769.89	822.34
Deferred Tax Asset (Net)	74.69	41.91	43.67
Current Assets, Loans and Advances
(a) Inventories	0.05	0.02	0.02
(b) Sundry Debtors	2199.81	1511.1	1743.17
(c) Cash and Bank Balances	4161.55	3673.96	3991.42
(d) Loans and Advances	313.84	190.77	229.61
(e) Other Current Assets	221.01	95.95	64.91

	6896.26	5471.8	6029.13
Less: Current Liabilities and Provisions
(a) Current Liabilities	748.99	588.94	574.53
(b) Provisions	274.66	199	420.13

	1023.65	787.94	994.66

Net Current Assets	5872.61	4683.86	5034.47

	7131.99	5495.66	5900.48

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data
			Growth over		Growth over
			December		September
	December		2007 Quarter	September	2007 Quarter
	2007	2006	(%)	2007	%
Income
Services
- Exports	2,044.74	1,526.04	33.99	1,883.02	8.59
- Domestic	65.84	68.83	(4.34)	65.22	0.95
Total Services Income	2,110.58	1,594.87	32.34	1,948.24	8.33
Expenditure
Personnel Expenses	1,326.28	929.34	42.71	1251.05	6.01
Operating and Administration Expenses	315.58	256.59	22.99	295.58	6.77
	1641.86	1185.93	38.44	1546.63	6.16
Operating Profit (EBITDA)	468.72	408.94	14.62	401.61	16.71
EBITDA margin	22.21%	25.64%		20.61%

Financial Expenses	4.28	1.35	217.04	0.47	810.64
Depreciation	35.91	34.32	4.63	32.68	9.88

Operating profit after interest, Depreciation	428.53	373.27	14.8	368.46	16.3
Other Income	68.69	9.73	605.96	108.2	(36.52)
Profit Before Tax	497.22	383.00	29.82	476.66	4.31
Provision for Taxation	56.22	39.7	41.61	59.51	(5.53)
Profit After Taxation (PAT)	441	343.3	28.46	417.15	5.72
Earnings Per Share — ( Rs. per equity share of Rs. 2 each)
Basic	6.59	5.24	25.76	6.24	5.61
Diluted	6.44	5.09	26.52	6.09	5.75
No. of shares used in computing Earnings Per Share
Basic	669,099,628	655,652,120		668,193,383
Diluted	684,745,354	674,960,157		684,809,807

Indian GAAP Standalone
Balance Sheet as at

In Rs. crore
	December 31		March 31
	2007	2006	2007
Sources of Funds

Shareholders’ Funds
(a) Share Capital	133.91	131.42	133.44
(b) Share Application Money, Pending Allotment	3.13	2.38	7.85
(c) Reserves and Surplus	6922.63	5265.31	5648.07

	7059.67	5399.11	5789.36
Loan Funds
(a) Secured Loans	24.5	15.15	13.79

	7084.17	5414.26	5803.15

Application of Funds

Fixed Assets
(a) Gross Block	1452.25	1255.16	1280.4
(b) Less: Depreciation	1026.47	900.4	930.45

(c) Net Block	425.78	354.76	349.95
(d) Capital Work in Progress	374.61	238.58	290.05

	800.39	593.34	640
Investments	472.56	195.4	201.15
Deferred Tax Asset (Net)	74.12	41.91	43.36
Current Assets, Loans and Advances
(b) Sundry Debtors	2082.68	1426.3	1649.86
(c) Cash and Bank Balances	4118.81	3634.96	3959.82
(d) Loans and Advances	309.54	226.87	261.75
(e) Other Current Assets	220.95	95.89	64.83
	6731.98	5384.02	5936.26
Less: Current Liabilities and Provisions
(a) Current Liabilities	717.92	601.84	597.17
(b) Provisions	276.96	198.57	420.45
	994.88	800.41	1017.62

Net Current Assets	5737.1	4583.61	4918.64

	7084.17	5414.26	5803.15

Financial Highlights — US GAAP
Unaudited Consolidated Statement of Operations Summary for the quarter ended
In million US dollars, except per share data and as stated otherwise

			Growth over		Growth over
			December		September 2007
	December		2006 Quarter	September	Quarter
	2007	2006	(%)	2007	%
Revenues	$562.9	$375.6	49.9	$509.6	10.5
Gross Profit	$202.4	$138.1	46.6	$179.3	12.9
Operating Income	$107.2	$77.6	38.1	$90.3	18.7
Operating Margin	19.04%	20.66%		17.72%

Income Before Income Taxes, Minority Interest and Equity in Earnings / (Losses) of Associated Companies	$122.8	$78.9	55.7	$116.6	5.4
Income Taxes	$(13.10)	$(8.20)	59.76	$(14.70)	(10.9)

Income Before Equity in Earnings / (Losses) of Associated Companies	$109.7	$70.7	55.2	$101.9	7.7

Equity in Earnings / (Losses) of Associated Companies, net of taxes	—	$0.4	—	—	—
Net Income	$109.7	$71.1	54.3	$101.9	7.7
Earnings Per ADS*:
Basic	$0.33	$0.22	50.0	$0.31	6.5
Diluted	$0.32	$0.21	52.4	$0.30	6.7

Weighted average number of shares used in computing earnings per share (in millions)
Basic	666.80	653.30		665.60
Diluted	680.40	672.30		679.60

*1ADS is equal to 2 shares
Reconciliation between Net Profit as per Indian GAAP Consolidated financials and US GAAP

In million US $
	Quarter ended December		Quarter ended
	2007	2006	March 2007
Profit as per the Indian GAAP Financial Statements	$110.20	$75.20	$101.30
Add / (Deduct) :
1 Deferred Stock Compensation Charge	(0.50)	(2.80)	(0.80)
2 Others, net	—	(1.30)	1.40

Net Income as per USGAAP Financial Statements	$109.70	$71.10	$101.90

Subsidiaries and Joint Ventures

Quarterly Q3 FY08

In Rs. Crore
	Revenue	PAT
Subsidiaries
Satyam BPO (formerly Nipuna)	60.25	(9.35)
Citisoft	24.23	1.54
STI	1.08	(0.27)
China	12.92	(1.91)
Joint Ventures
CA Satyam	2.54	0.24
Satyam Venture	17.1	(0.02)
Satyam BPO — Business Highlights
In Q3, Nipuna changed its name to Satyam BPO Services. The organization posted revenues of US$15.3 million, US$2.4 million. The revenue guidance for FY08 is US$ 61 million, which represents growth of 60% over the previous Year.
In Q3, Satyam BPO signed two new customers. The organization also won the prestigious and internationally- Peacock National Training Award for 2007, making it the first Indian BPO company so honored. The award emphasizes total quality, transparency, trust, truthfulness, and training. Satyam BPO was selected from 186 entries, a testimony associate and leadership development, and its commitment to growing leaders faster than the competition.
Business Outlook
Outlook is based on exchange rate of Rs.39.30/ US$
EPS and EPADS is based on basic number of shares / ADS

	Q3 2008	Q4 2008	Growth	FY 2007	FY 2008	Growth
Indian GAAP Consolidated Financials
Revenue (Rs. Crore)	2,196	2,311 - 2,322	5.3% - 5.8%	6485	8,368.5 - 8,379.5	29.0% - 29.2%
EPS (Rs. per share)	6.48	7.23	11.60%	21.45	25.5	18.90%
US GAAP
Revenue (US$ mn)	562.9	594.4 - 597.3	5.6% - 6.1%	1461	2,119.2 - 2,122.1	45.0% - 45.2%
EPADS (US$ per ADS)	0.33	0.36	9.1%	0.91	1.27	39.6%
Average INR/US$ exchange rate	39.43	39.30		45.06

Awards & Recognition
Satyam named a Global SAP Implementation Leader by Independent Research Firm
Satyam has been named a leader in SAP implementation capabilities by Forrester. “The Forrester Wave: SAP Implementation Providers,Q4, 2007” (December 2007), by Stephanie Moore and Liz Herbert, places Satyam in the same category as companies heading “an extremely well qualified pack” and Rated No. 1 in current offerings among Indian organizations.
“Satyam has a strong overall value proposition in addition to a long track record with SAP,” the report said. “Its client satisfaction scores are high, its pricing is reasonable, and a large number of clients were willing to attest to its value.”
The report noted that Satyam is an especially good fit for companies that “need experienced SAP technical skills,” and those that “require vertical knowledge in the manufacturing, high-tech, or semiconductor industries.” The report is the result of information compiled by Forrester by researching the world’s leading SAP implementation organizations on 108 evaluation criteria.
IDC: ‘Satyam has risen to become one of the world’s largest ERP (Oracle & SAP) systems integrators.
‘IDC: Worldwide ERP Applications 2007- 2011 Forecast and 2006 Vendor Shares, Doc # 208954, October 2007
A report published by IDC Research Director Albert Pang cited Satyam for its 10,000-person-strong ERP practice on Oracle and SAP products. “With a plan to grow its ERP practice by 50% over the next few years, Satyam is on par with competitors such as Accenture and IBM, both of which are investing heavily to strengthen their own SAP and Oracle practice by setting up customer support and competency centers in India and other low-cost countries,” it said.
Satyam’s B. Ramalinga Raju Named E&Y Entrepreneur of the Year
Satyam’s founder and chairman, B. Ramalinga Raju, was accorded the Ernst & Young Entrepreneur of the Year Award 2007. Raju was selected for this honor, both for his business acumen and efforts to enhance the community.
Satyam is the Official IT Services Provider to the FIFA World Cup
Satyam has been selected as the official IT Services Provider to the FIFA World Cup in 2010 (South Africa) and 2014 (Brazil).
ITSMA’s 2007 Marketing Excellence Award in Strengthening Customer Relationships Category
Satyam’s Customer Intimacy Marketing and Communication Program has won the ITSMA’s 2007 Marketing Excellence Award in “Strengthening Customer Relationships “ category. Satyam showcased its Diamond Customer-Engagement Strategy, a program designed to address four key areas — business, technology, industry and culture — through a high-touch approach and execution.
Black Book of Outsourcing Vendors Ranks Satyam IMS 13th in World
Satyam’s Infrastructure Management Practice secured 13th position among the Global Top 20 service providers in the “Black Book of Outsourcing Vendors.” Satyam ranked third for brand image and marketing communication efforts and first for infrastructure applications monitoring parameters.
Satyam wins Pegasystems Partner Innovation Award for 2007
Satyam won the Pegasystems Partner Innovation Award for helping the organization’s clients—financial institutions—comply with Anti-Money Laundering (AML) statutes. The solution helps financial institutions to fight fraud and financial crime, and remain compliant with increasingly stringent BSA/AML/KYC regulations.

Business Highlights
Satyam added 32 new customers in the third quarter including 8 Fortune 500 companies. Some prominent customer additions included FIFA, Federation Internationale de Football Association, a German IT services provider and a subsidiary of one of the world’s largest media and entertainment conglomerates and the organization responsible for public transportation in Greater London.
The world’s largest steel manufacturer engaged Satyam to enhance its Total Cost Optimization program. The team analyzed its global plants to reduce expenditures, enhance knowledge management, and capture best practices across plants and geographies.
Satyam is helping a Tier 1 global investment bank implement a new application architecture to accommodate its front and back-office and data management needs. The multi-site, multi-year transformational program will begin in Asia and Europe before moving to the US. Satyam is also a preferred supplier for all of the organization’s business lines.
A global oil company engaged Satyam to develop a logistics solution, facilitate on-boarding solution for offshore-drilling platform personnel, and deliver IT services for its Global Gas Division.
A healthcare technologies manufacturer and services provider hired Satyam for a critical value-engineering and product design project. Satyam is providing mechanical, electrical, safety, and reliability design services to transform the client’s business.
A global manufacturer of pharmaceutical, diagnostic, therapeutic, surgical, and biotechnology products engaged Satyam to migrate an entire website into its private framework.
Satyam signed an agreement to help the organization responsible for most aspects of Greater London’s public transport system with a broad range of IT services.
Satyam is helping a German IT services company provide IT solutions to its parent company, a global media conglomerate, and to external customers.
Satyam is providing an end-to-end solution for the world’s largest international multimedia news agency.
Satyam’s Acquisition of Bridge Strategy Group
Satyam has entered into a definitive agreement to acquire Bridge Strategy Group LLC (BSG), a US-based company specialized in providing Strategy and Management Consulting Services to various large clients across different industry segments. BSG was founded in 1998 and is headquartered in Chicago.
It has a team of 36 high-caliber consultants, who have deep industry and consulting experience and are alumni of blue chip consulting firms and leading business schools. BSG differentiates well in the market place through its practitioner-led model of consulting involving smaller but more experienced consulting teams. BSG primarily provides services in the broad areas of Growth Strategies and Execution, and Operations Design and Performance Improvement.
The acquisition would strengthen Satyam’s position as a provider of transformational consulting services, deepening relationships with existing customers and would provide the engine for a global delivery model in strategy consulting.
The acquisition is an all-cash deal, involving a consideration of US$ 35 million, of which US$ 19 million is the initial payment, and the balance would be paid over 2.5 years.

Operational Parameters for Q3, Fiscal 2008
(Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of Volume Growth (%)

Particulars	Q3 2008	Q2 2008	Q3 2007
Change in Volume (Total)	9.42	9.1	8.19
Break up of export revenue between offshore and onsite (%)

Location	Q3 2008	Q2 2008	Q3 2007	FY 2007
Offshore	52.11	50.41	48.90	48.66
Onsite	47.89	49.59	51.10	51.34
Total	100.00	100.00	100.00	100.00
Revenue by region (%)

Region	Q3 2008	Q2 2008	Q3 2007	FY 2007
Americas	60.02	58.43	64.27	64.53
Europe	20.52	20.95	19.00	18.69
Rest of World	19.46	20.62	16.73	16.78
Total	100.00	100.00	100.00	100.00
Revenue by service offerings (%)

Technology	Q3 2008	Q2 2008	Q3 2007	FY 2007
Application Development & Maintenance Services	44.02	43.9	47.25	47.46
Consulting and Enterprise Business Solutions	45.04	45.04	42.01	41.41
Extended Engineering Solutions	6.83	6.53	6.77	6.58
Infrastructure Management Services	4.11	4.53	3.97	4.55
Total	100.00	100.00	100.00	100.00
Revenue by line of business (%)

Line of business	Q3 2008	Q2 2008	Q3 2007	FY 2007
Banking, Financial Services & Insurance	22.40	23.81	25.61	26.97
Manufacturing	23.22	23.73	27.12	27.18
TIMES	23.07	23.52	20.69	20.58
Healthcare & Pharma	8.02	7.94	7.60	7.42
Retail, Transportation & Logistics	9.13	7.48	6.00	5.79
Others	14.16	13.52	12.98	12.07
Total	100.00	100.00	100.00	100.00

Operational Parameters for Q3, Fiscal 2008 (contd.)
Revenue by contract type (%)

Contract	Q3 2008	Q2 2008	Q3 2007	FY 2007
Time & Material	68.74	66.72	62.63	60.71
Fixed Bid	31.26	33.28	37.37	39.29
Total	100.00	100.00	100.00	100.00
Changes in billing rates (%)

		For the Quarter
Particulars	Sequential	Year on Year	FY 2007
Onsite	2.36	6.82	1.18
Offshore	2.27	5.75	0.71
B. Associate Data
Location-wise break up of Associates

Particulars	Q3 2008	Q2 2008	Q3 2007
Onsite	8,961	8,949	6,551
Offshore	32,421	29,222	25,007
Domestic	1,023	982	1,036
Total Technical	42,405	39,153	32,594
Support	2,442	2,270	1,811
Total	44,847	41,423	34,405
Total number of associates including subsidiaries & joint ventures is 49,199
Attrition

Particulars	Q3 2008	Q2 2008	Q3 2007
Attrition rate (TTM)	13.11	13.89	17.62
Utilization/Loading rates (in %)

Particulars	Q3 2008	Q2 2008	Q3 2007	FY 2007
Onsite	96.80	97.13	96.76	96.84
Offshore	83.71	81.54	77.60	78.52
Domestic	96.39	96.61	89.44	94.48
Offshore with trainees	78.21	76.41	68.49	70.50

Operational Parameters for Q3, Fiscal 2008 (contd.)
C. Customer Information
Revenue contribution (in %)

Revenues from	Q3 2008	Q2 2008	Q3 2007	FY 2007
Top client	5.43	5.81	6.32	6.52
Top 5 clients	20.70	20.84	21.58	21.97
Top 10 clients	33.48	33.86	34.19	34.12
Number of customers with annualized billing exceeding:

Revenues of	Q3 2008	Q2 2008	Q3 2007
US$1 million	220	213	164
US$5 million	79	75	54
US$10 million	49	40	32
Revenue from existing business and new business (%)

	Q3 2008	Q2 2008	Q3 2007
Existing business	93.18	93.14	85.74
New business	6.82	6.86	14.26
Total	100.00	100.00	100.00
Other Information

Particulars	Q3 2008	Q2 2008	Q3 2007
New customers added	32	37	34
Number of active customers	598	577	523
Receivable days	89	92	82
Total number of customers including that of Citisoft, and Satyam BPO is 630

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. 49,199* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 630* global companies, of which 181* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 61* countries, across six continents.

*	As of December 31, 2007
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2007, furnished to the United States Securities Exchange Commission on October 31, 2007 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
Contact Information
Anomitra Bhattacharyya
Mayfair Centre, S.P. Road, Secunderabad - 500 003.
Ph: +91-40-30654182 Fax: +91-40-27840058
Email: investorrelations@satyam.com